Exhibit 99.33

Kirkham Geosystems Ltd.
	6331 Palace Place Burnaby, B.C. V5E 1Z6	Phone: (604) 529-1070 gdkirkham@shaw.ca

CERTIFICATE OF AUTHOR

I, Garth David Kirkham, P.Geo., do hereby certify that:

1)	I am a consulting geoscientist and Principal of Kirkham Geosystems Ltd. since 1987 with an office at 6331 Palace Place, Burnaby, British Columbia.

2)	This certificate applies to the technical report entitled “NI 43-101 Technical Report on the Advanced Project, Bolivar Mining Operations, Atequera, Bolivia” with an effective date of January 1, 2024 (the “Technical Report”) prepared for Santacruz Silver Mining Ltd. (the “Issuer”).

3)	I am a graduate of the University of Alberta in 1983 with a B. Sc. I have continuously practiced my profession since 1988. I have authored many resource estimations and NI 43-101 technical reports including Cerro Blanco Epithermal Au-Ag, Cerro Las Minitas Ag-Zn-Pb-Au-Cu, Avino Ag-Zn-Pb and Debarwa, and Kutcho Creek poly-metallic deposits.

4)	I am a member in good standing of the Engineers and Geoscientists of British Columbia (#30043).

5)	I have visited the property on August 10-13, 2021 and March 15-30, 2023.

6)	In the Technical Report, I am responsible for sections 1.3 to 1.5, 1.7, 6.2, 7 to 11, 12.2, 14 and 27.

7)	I have had prior involvement with the Issuer and the property as author of the technical report entitled “NI 43-101 Technical Report, Bolivar Project, Oruro State, Bolivia” dated December 21, 2021.

8)	I am independent of Santacruz Silver Mining Ltd. as defined in Section 1.5 of National Instrument 43-101.

9)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I fulfil the requirements of a Qualified Person as defined in National Instrument 43-101.

10)	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report and that this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11)	I have read the Technical Report, National Instrument 43-101- Standards for Disclosure of Mineral Projects and Form 43-101F1. This Technical Report has been prepared in compliance with that instrument and form.

Effective Date: 01 January 2024

Signed Date: 21 August 2024

(original signed and sealed) “Garth Kirkham, P.Geo.”
Garth Kirkham, P.Geo.
Kirkham Geosystems Ltd.